FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2002

Origin Energy Limited
(Translation of registrant's name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X.........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82................

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 22/05/2002

TIME: 08:59:54

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Completes Generation acquisition in Western Australia

2

energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	22 May 2002
From	Bill Hundy	Pages	2
Subject	SOUTH WEST COGENERATION JOINT VENTURE		

For your information I attach a copy of an announcement entitled "Origin Energy completes Generation acquisition in Western Australia".

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

3

ASX Release

22 May 2002

Origin Energy completes Generation acquisition in Western Australia

Origin Energy advises that it has completed its previously announced acquisition of a 50% interest in the South West Cogeneration Joint Venture. Origin acquired the entity which holds this interest and which owns and operates a 120MW natural gas fired cogeneration facility supplying steam and power to the Worsley Alumina Refinery and electricity to Western Power Corporation.

Origin is entitled to joint venture profits from July 2001 when conditional contracts were exchanged. The acquisition will complement Origin's existing asset base in Western Australia and adds to the company's portfolio of efficient natural gas fired power generation and cogeneration projects.

For further information on this release, please contact:

Andrew Stock
Executive General Manager, Generation
Origin Energy
Telephone (08) 8217 5818 or Mobile 0417 876 470

Investor Relations enquiries please contact:

Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone (02) 9220 6558 or Mobile 0417 864 255

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	29 May 2002
From	Bill Hundy	Pages	6
Subject	**SEA GAS PIPELINE - COMMENCEMENT**		

Attached is an announcement by Origin Energy regarding the development of the SEA Gas Pipeline and media release of South East Australia Gas Pty Ltd.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

29 May 2002

Origin Energy Announces Commencement of SEA Gas Pipeline

Origin Energy today announced that South East Australia Gas Pty Ltd (SEA Gas), a 50/50 joint venture with International Power, will commence construction of the SEA Gas underground pipeline from Victoria to South Australia in October following completion of the project's construction and financing arrangements.

SEA Gas Pty Ltd has secured an A$338 million facility comprising an A$214 million non-recourse loan and an A$124 million equity bridge loan. This will fund the initial construction costs and a staged expansion prior to 2007. The non-recourse loan will convert to a 3 year bullet facility at commencement of commercial operations in early 2004.

Lead arrangers for the loan package are ABN AMRO Australia, Australia and New Zealand Banking Group, RBS (Australia) Pty Ltd, and The Toronto-Dominion Bank.

Origin Energy Executive General Manager, Generation and SEA Gas Director, Mr Andrew Stock said the SEA Gas pipeline was an example of Origin Energy's successful strategy of integrated energy development.

"It opens the SA market to new diversified gas supplies and will relieve pressure on peak energy demand while providing the opportunity to commercialise new gas resources for south east Australia," Mr Stock said.

"To complement the gas supplies that will start in 2004 from Yolla, Origin Energy has also entered into gas supply contracts with International Power for Minerva gas for part of Origin's SA market needs. "

The pipeline will also expedite the development of the Thylacine and Geographe gas fields through assured access to the South Australian and the Victorian gas markets.

Additional information on the SEA Gas project is included in the SEA Gas media release attached.

For further information on this release, please contact:

Andrew Stock
Executive General Manager, Generation
Origin Energy
Ph (08) 8217 5818 or mobile 0417 876 470

Origin energy

Investor relations enquires please contact:

Angus Guthrie
Manager, Investor Relations
Origin Energy
Ph (02) 9220 6558 or mobile 0417 864 255

MEDIA RELEASE
29 May, 2002

FUNDING DEAL SECURES START FOR $300 MILLION SEA GAS PIPELINE

Construction contracts awarded ready for October start

Construction of the $300 million SEA Gas underground pipeline from Victoria to South Australia will start in October 2002 following completion of the project's financing arrangements.

The SEA Gas project – jointly owned by Origin Energy and International Power – will bring a new natural gas supply into South Australia as early as October next year and stimulate more than $1 billion of new gas field developments in Victoria.

SEA Gas Chairman and Managing Director South Australia of International Power Dr Ed Metcalfe, said the pipeline was "now open for business with third party shippers."

Natural gas will initially be produced from two offshore Victorian gas fields – Minerva, located about 10 kilometres offshore from the South-West Victorian coast near Port Campbell and Yolla, about 100 kilometres offshore from Western Port, further east along the Victorian coast.

The pipeline will also expedite the development of Thylacine and Geographe gas fields through assured access to the South Australian and the Victorian gas markets.

Up to 70 PetaJoules of natural gas per annum – equivalent to 80 per cent of the current annual demand for natural gas in SA – will begin to flow to SA in October 2003, and the pipeline is expected to be in commercial operation by January 2004.

The gas will be transported in a 680 kilometre, 360 millimetre diameter underground pipeline from Port Campbell to Adelaide. Lateral pipelines are planned to service towns and industries along the route, significantly expanding regional development opportunities along the Port Campbell to Adelaide corridor.

SEA Gas has awarded the major pipeline engineering, procurement and construction (EPC) contract to a joint venture between AJ Lucas Joint Ventures and Spie Capag Australia Pty Ltd. A contract for the first compressor station has also been awarded to HPS Technology Pty Ltd.

P

Dr Metcalfe said project funding commitments by the owners and the group of four SEA Gas financiers (ABN Amro, ANZ, Royal Bank of Scotland, and Toronto Dominion) allowed an immediate start to the construction phase of the project.

"This completes an intensive development phase that started in March 2001, when the SEA Gas partnership became the South Australian Government's preferred developer for a new gas supply source to South Australia," Dr Metcalfe said.

"For International Power, the SEA Gas pipeline and Minerva gas field development provides assured gas supply for its major gas fired power station investments in South Australia".

SEA Gas Director and Origin Energy Executive General Manager, Generation, Mr Andrew Stock said the SEA Gas pipeline was an example of Origin Energy's successful strategy of integrated energy development.

"It opens the SA market to new diversified gas supplies and will relieve pressure on peak energy demand while providing the opportunity to commercialise new gas resources for south east Australia," Mr Stock said.

"To complement the gas supplies that will start in 2004 from Yolla, Origin Energy has also entered into gas supply contracts with International Power for Minerva gas for part of Origin's SA market needs."

FURTHER INFORMATION: Please contact

Mr Jim Kouts, International Power Corporate Affairs Manager (Australia)
on 0417 866 474 or
Mr Andrew Stock, Origin Energy Executive General Manager, Generation on
(08) 8217 5818 (O) or 0417 876 470 (M)

ISSUED BY HUGHES PUBLIC RELATIONS

Tim Hughes on (08) 8373 5322 (O) or 0417 788 891 (M)

SOUTH EAST AUSTRALIA

SEA gas

PROJECT *facts*

Partners: **Origin Energy** is a major integrated energy company focused on natural gas with complementary interests in exploration and production, power generation (including the new Quarantine Power Station), and energy retailing.
International Power is one of the world's leading independent power companies. In SA, it has successfully constructed the Pelican Point Power Station and owns the Synergen peaking generators.

Pipeline: 680 kilometre SEA Gas pipeline route – Port Campbell on the Victorian coast to Pelican Point north of Adelaide – buried to a minimum depth of 750 mm in accordance with the Australian Standard AS2885: Pipelines – Gas and Liquid Petroleum. Diameter 360mm.
Currently, the South Australian gas market is almost totally dependent on gas supplies from the Cooper Basin in Central Australia, while Victoria relies predominantly on supplies from Gippsland.

Benefits:

- Alleviating gas supply security issues in South Australia and Victoria
- Creating direct regional benefits of more than $40 million along the construction corridor and up to $1 billion in off-shore gas developments in Victoria
- Promoting development of the Minerva and Yolla gas fields
- Creating new markets for Otway Basin gas discoveries, particularly the new Thylacine and Geographe gas fields
- Contributing to Australia's ability to meet its Greenhouse gas emission commitments
- Almost 300 new jobs in construction, hospitality and engineering

Contractors:

- AJ Lucas Joint Ventures and Spie Capag Australia P/L – selected as pipeline construction contractors
- HPS Technology P/L – initial compressor
- Johnson Winter Slattery – SEA Gas legal adviser
- Halliburton KBR P/L – engineering and design
- Ecos Consulting (Australia) – resource and environmental management
- Maloney Field Services – procuring land easements
- Fyfe – surveyors
- GPA Engineering – construction contract negotiation

Banks: A A$338 million facility to fund the initial construction costs and a staged expansion has been negotiated with:

- ABN Amro
- ANZ
- RBS (Australia)
- TD Securities

Bank Advisers:

- Burns & Roe Worley P/L – independent engineer
- RISC P/L – gas supply/demand study
- PriceWaterhouseCoopers – regulatory
- Freehills – legal
- Marsh Actuarial & Financial Services - financial modelling
- Marsh P/L – insurance
- Ernst & Young – tax and accounting

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/06/2002

TIME: 15:33:39

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Townsville Power Station Decision Endorses Coal Seam Gas

energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 June 2002
From	Bill Hundy	Pages	2
Subject	**TOWNSVILLE POWER STATION DECISION**		

Attached is an announcement by Origin Energy regarding the Townsville Power Station.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

energy

ASX Release

4 June 2002

Townsville Power Station Decision Endorses Coal Seam Gas

Australian integrated energy company, Origin Energy, today welcomed the Queensland Government's confidence in coal seam gas (CSG) as demonstrated by its selection of the Enertrade /CH4 consortium to supply the Townsville Power Station.

Origin Energy was one of three groups short-listed by the Queensland Government to develop the gas-fired power station in Townsville, and to supply gas to the plant.

Origin Energy's managing director, Grant King, said "The Queensland Government's decision shows confidence in CSG as a long-term viable energy source for Queensland. Both the Enertrade/CH4 and Origin Energy bids were based on the development of CSG resources in central Queensland, rather than importing gas from PNG.

"The Queensland Government's decision solves the power supply issues faced in Townsville, and is consistent with the strategic direction taken by Origin Energy of developing resources as close as possible to end-use markets. The company is therefore not surprised by this outcome as it selects the CSG resource closest to the Townsville market.

"Origin will continue to pursue its strategy to secure other opportunities to commercialise CSG in Queensland and other markets. The gas that had been quarantined for delivery to the Townsville project in the case of a successful bid by Origin will now become available for south-eastern Australian gas markets in general," Mr King said.

Origin Energy's 85% owned subsidiary, Oil Company of Australia (OCA) is already Australia's largest CSG producer supplying about 10 percent of Queensland's current gas needs from CSG fields in the southern Bowen Basin.

For more information:

Grant King
Managing Director
Origin Energy
Tel: (02) 9220 6470
Mobile: 0419 266 049
grant.king@originenergy.com.au

Tony Wood
General Manager Public & Govt. Affairs
Origin Energy
Tel: (03) 9652 5506
Mobile: 0419 642 098
tony.wood@originenergy.com.au

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED
(Registrant)

Dated ____________________ by William M. Hundy
Secretary

____
(Signature)